                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 16)*


                               -----------------

                              iSTAR FINANCIAL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   85569R 104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               -----------------

                                JEROME C. SILVEY
                         STARWOOD CAPITAL GROUP, L.L.C.
                              591 WEST PUTNAM AVE.
                              GREENWICH, CT 06830
                           TELEPHONE: (203) 422-7000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               -----------------

                                    Copy to:

                           CARMEN J. ROMANO, ESQUIRE
                                    DECHERT
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                             PHILADELPHIA, PA 19103
                           TELEPHONE: (215) 994-4000


                               November 20, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

SEC 1746 (03-00)

CUSIP NO. 85569R 104                      13D                 PAGE 2 OF 16 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    SOFI-IV SMT Holdings, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    20,085,538 (See Item 5)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    20,085,538 (See Item 5)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,085,538 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.5% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 85569R 104                      13D                 PAGE 3 OF 16 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Starwood Opportunity Fund IV, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    20,085,538 (See Item 5)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    20,085,538 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,085,538 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.5% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 85569R 104                      13D                 PAGE 4 OF 16 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    SOFI IV Management, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Connecticut
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    20,085,538 (See Item 5)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    20,085,538 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,085,538 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.5% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 85569R 104                      13D                 PAGE 5 OF 16 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Starwood Capital Group, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Connecticut
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    8,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    20,085,538 (See Item 5)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    8,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    20,085,538 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,093,538 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.5% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 85569R 104                      13D                 PAGE 6 OF 16 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Barry S. Sternlicht
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO, PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,376,887
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    20,093,538 (See Item 5)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,376,887
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    20,093,538 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,470,425 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.9% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                        AMENDMENT NO. 16 TO SCHEDULE 13D

     This Amendment No. 16 to the Schedule 13D filed on November 29, 1993 (the "Schedule 13D"), as amended on January 13, 1994, February 9, 1994, March 15, 1994, March 22, 1996, September 26, 1996, January 22, 1997, March 18, 1998,
October 14, 1998, June 15, 1999, November 19, 1999, May 29, 2001, November 7,
2001, November 9, 2001, May 21, 2002 and on May 31, 2002 is on behalf of SOFI-IV SMT Holdings, L.L.C., a Delaware limited liability company ("SMT"), Starwood Opportunity Fund IV, L.P., a Delaware limited partnership ("SOFI IV"), SOFI IV Management, L.L.C., a Connecticut limited liability company ("SOFI IV Management"), Starwood Capital Group, L.L.C., a Connecticut limited liability company ("SCG") and Barry S. Sternlicht.

     Unless specifically amended and/or restated herein, the disclosure set forth in the Schedule 13D, as amended through Amendment No. 15, shall remain unchanged.

ITEM 1. SECURITY AND ISSUER.

     No amendment.

ITEM 2. IDENTITY AND BACKGROUND.

     No amendment.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     No amendment.

ITEM 4. PURPOSE OF TRANSACTION.

     The information previously furnished in response to Item 4 is hereby amended by adding at the end thereto the following:

     SMT has sold an aggregate of 3,500,000 Shares of the Issuer, as more fully described in Item 6, pursuant to the Purchase Agreement, dated November 14, 2002, among the Issuer, SMT and Lehman Brothers Inc., Merrill Lynch, Pierce Fenner & Smith Incorporated, Banc of America Securities LLC, Bear, Stearns & Co., Inc., Goldman, Sachs & Co. and UBS Warburg LLC, as representations (in such capacity, the "Representatives") for the underwriters named in Schedule A thereto (the "Underwriters").

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The information previously furnished in response to Item 5 is hereby amended and restated as follows:

     Based on information provided by the Issuer, the total number of Shares outstanding as of November 20, 2002 for purposes of calculating the percentage ownership of Shares for each Reporting Person equaled 97,932,507.

     (a) Aggregate Number and Percentage of the Class of Securities Identified Pursuant to Item 1 Beneficially Owned by Each Person Named in Item 2:

     As of November 20, 2002, SMT beneficially owned approximately 20.5% of the issued and outstanding Shares, or 20,085,538 Shares.

     As of November 20, 2002, SOFI IV may be deemed to have beneficially owned approximately 20.5% of the issued and outstanding Shares, or 20,085,538 Shares, by virtue of being the sole member and manager of SMT. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.


                                                             PAGE 7 OF 16 PAGES

     As of November 20, 2002, SOFI IV Management may be deemed to have beneficially owned approximately 20.5% of the issued and outstanding Shares, or 20,085,538 Shares, by virtue of being the general partner of SOFI IV, which is the sole member and manager of SMT. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

     As of November 20, 2002, SCG may be deemed to have beneficially owned approximately 20.5% of the issued and outstanding Shares, or 2,093,538 Shares (which includes 8,000 Shares directly owned by this Reporting Person) by virtue of being a general manager of SOFI IV Management, which is the general partner of SOFI IV, which is the sole member and manager of SMT. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

     As of November 20, 2002, Barry S. Sternlicht may be deemed to have beneficially owned approximately 20.5% of the issued and outstanding Shares, or 20,093,538 Shares (which excludes the number of Shares personally owned by Mr. Sternlicht as indicated below), by virtue of his control of SCG, which is the general manager of SOFI IV Management, which is the general partner of SOFI IV, which is the sole member and manager of SMT. This Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. Mr. Sternlicht also personally owns, either directly or through a family foundation, approximately an additional 1.4% of the issued and outstanding Shares or 1,376,887 Shares.

     (b) Number of Shares as to Which There is Sole Power to Vote or to Direct the Vote, Shared Power to Vote or to Direct the Vote, and Sole or Shared Power to Dispose or to Direct the Disposition:

     As of November 20, 2002:

     SMT has the sole power to vote and dispose of 20,085,538 Shares. SMT does not share the power to vote or dispose of any Shares.

     By virtue of being the sole member and manager of SMT, SOFI IV shares the power to vote and dispose of 20,085,538 Shares. SOFI IV does not have the sole power to vote or dispose of any Shares.

     By virtue of being a general partner of SOFI IV, which is the sole member and manager of SMT, SOFI IV Management shares the power to vote and dispose of 20,085,538 Shares. SOFI IV Management does not have the sole power to vote or dispose of any Shares.

     By virtue of being a general manager of SOFI IV Management, which is the general partner of SOFI IV, which is the sole member and manager of SMT, SCG shares the power to vote and dispose of 20,085,538 Shares. SCG has the sole power to vote or dispose of 8,000 Shares.

     By virtue of being the general manager of SCG (which is the general manager of SOFI IV Management, which is the general partner of SOFI IV, which is the general manager of SMT), Barry S. Sternlicht shares the power to vote and dispose of 20,093,538 Shares. Mr. Sternlicht has the sole power to vote or dispose of 1,376,887 Shares held personally by him either directly or through a family foundation.

     (c) Except as specified in Item 4 or Item 5, or as previously reported in the Schedule 13D, no Reporting Person has effected any transactions in Shares during the 60 day period preceding November 20, 2002.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Purchase Agreement dated November 14, 2002 (as incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on November 19, 2002 (SEC File No. 001-15371), among the Issuer, SOFI-IV SMT Holdings, L.L.C., as the Selling Stockholder, and Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Bear, Stearns & Co., Inc., Goldman, Sachs & Co. and UBS Warburg LLC, as representatives (in such capacity, the "Representatives") for the underwriters


                                                             PAGE 8 OF 16 PAGES
named in Schedule A thereto (the "Underwriters"), includes customary terms and conditions regarding the sale of securities by the Issuer and the Selling Stockholder in a firm commitment underwritten offering, including an overallotment option pursuant to which the Underwriters purchased 1,500,000 Shares from the Selling Stockholder. The transactions contemplated by the Purchase Agreement were consummated on November 20, 2002.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit No.     Description
        -----------     -----------

        1. Joint Filing Agreement, dated as of November 21, 2002, by and among the Reporting Persons.

        2. Purchase Agreement, dated November 14, 2002, among the Issuer, SOFI-IV SMT Holdings, L.L.C., as the Selling Stockholder, and Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Bear, Stearns & Co., Inc., Goldman, Sachs & Co. and UBS Warburg LLC, as representatives (in such capacity, the "Representatives") for the underwriters named in Schedule A thereto (the "Underwriters") (as incorporated by reference to
                        Exhibit 1.1 to Current Report on Form 8-K filed by the Issuers on November 19, 2002 (SEC File No. 001-15371)).



                                                             PAGE 9 OF 16 PAGES

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 21, 2002.          SOFI-IV SMT HOLDINGS, L.L.C.

                                        By:   Starwood Opportunity Fund IV, L.P.
                                        Its:  Sole Member and Manager

                                        By:   SOFI IV Management, L.L.C.
                                        Its:  General Partner

                                        By:   Starwood Capital Group, L.L.C.
                                        Its:  General Manager

                                        By:      /s/ Jerome C. Silvey
                                              -----------------------
                                        Name: Jerome C. Silvey
                                        Its:  Executive Vice President and Chief
                                              Financial Officer



                                                            PAGE 10 OF 16 PAGES

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 21, 2002.          STARWOOD OPPORTUNITY FUND IV,  L.P.

                                        By:   SOFI IV Management, L.L.C.
                                        Its:  General Partner

                                        By:   Starwood Capital Group, L.L.C.
                                        Its:  General Manager

                                        By:      /s/ Jerome C. Silvey
                                              -----------------------
                                        Name: Jerome C. Silvey
                                        Its:  Executive Vice President and Chief
                                              Financial Officer


                                                            PAGE 11 OF 16 PAGES

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 21, 2002.          SOFI IV MANAGEMENT, L.L.C.

                                        By:   Starwood Capital Group, L.L.C.
                                        Its:  General Manager


                                        By:      /s/ Jerome C. Silvey
                                              -----------------------
                                        Name: Jerome C. Silvey
                                        Its:  Executive Vice President and Chief
                                              Financial Officer




                                                            PAGE 12 OF 16 PAGES

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 21, 2002.          STARWOOD CAPITAL GROUP, L.L.C.


                                        By:      /s/ Jerome C. Silvey
                                              -----------------------
                                        Name: Jerome C. Silvey
                                        Its:  Executive Vice President and Chief
                                              Financial Officer






                                                            PAGE 13 OF 16 PAGES

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 21, 2002.

                                        By:      /s/ Barry S. Sternlicht
                                              --------------------------
                                        Name: Barry S. Sternlicht







                                                            PAGE 14 OF 16 PAGES